FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period August 26, 2006

SANPAOLO IMI S.p.A.
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

PRESS RELEASE

SANPAOLO IMI APPROVES THE BANCA
INTESA MERGER PROJECT GUIDELINES

•             The new Group will be among the leading banking groups in the eurozone, even before synergies

•             The new Group will be a leader in Italy, with a market share of approximately 20% in all business areas

•             The branch network of the new Group, more than 6,000 in Italy, will be well  distributed throughout the country, with market share of more than 15% (in the majority of the regions)

•             The registered office following the merger will be in Turin. The Management offices will be in Turin and Milan

•             The exchange ratio will be 3.115 ordinary shares of Banca Intesa for every Sanpaolo IMI ordinary share, after conversion of the preferred shares (“azioni privilegiate”)

•             Pre-tax synergies estimated at 1.3 billion euro in 2009

•             Pre-tax integration charges estimated at 1.5 billion euro

•             Preliminary financial estimates of the new Group post merger synergies

•             net income 2009 approximately 7 billion euro

•             average compound annual growth in 2005-2009 net income approximately 13% (adjusted for non-recurring items in 2005)

•             improvement in EPS 2009 of approximately 13%  following synergies

•             dividend distribution of at least 60% of net income

•             Corporate governance composed of Supervisory Board and Management Board

•             Organization model to strengthen the local Bank concept, with the integration of the Banca Intesa and Sanpaolo IMI networks and single branding where there are no local brands

Turin, 26 August 2006 - The Board of Directors of Sanpaolo IMI, meeting today chaired by Enrico Salza, approved the Banca Intesa merger project guidelines.

Following the merger, the Group will be among the leaders in European banking and able to compete in financial services at a supranational level, through a strengthening in the domestic market which presents special characteristics.

The new Group, even before synergies, will be among the leading banking groups in the eurozone with a market capitalization of more than 65 billion euro and will be the leader in Italy with more than 13 million clients and an average market share of around 20% in all business areas, retail, corporate and wealth management, in line with Europe’s leading banks.

On the basis of 2005 results and the aggregation of the market shares of the two companies, the new Group would be first in Italy in several sectors:

	Sanpaolo IMI + Banca Intesa
	Market share	Position

Customer deposits	22.1%	1°
Customer loans	21.8%	1°

Retail
Asset management	32.4%	1°
Bancassurance	30.4%	1°
Private banking	27.6%	1°
Mortgages	23.8%	1°
Consumer credit	16.1%	1°

Corporate
IPO	29.8%	1°
Factoring	25.3%	1°
Foreign Exchange settlement	25.4%	1°
Syndicated loans	10.1%	1°
Equity Brokerage	8.1%	1°

The new company will also be the Italian leader in Public Entities and infrastructure.

The network of more than 6,000 branches of the new Group in Italy will be well distributed throughout the country, with market shares of more than 15% in 15 regions and less than 5% in only seven provinces. Rationalization would mean a reduction of up to approximately 10% of total branches.

The bank will be a leader in Italy, with the following branch market shares:

	Sanpaolo IMI + Banca Intesa
	market share	position

North West	23.6%	1°
North East	19.0%	1°
Centre	13.9%	1°
South and Islands	20.2%	1°

Italy total	19.5%	1°

More than 60% of the branches are in the North of Italy.

The new Group will also have a significant presence in central and eastern Europe, through the network of approximately 1,400 branches and 6 million clients (taking account of the acquisitions in course) of subsidiary banks operating in retail and commercial banking:

Company	Country	Position

PBZ	Croatia	2°
VUB	Slovak Republic	2°
Banca Intesa Beograd and Panonska (1)	Serbia	2°
CIB and IEB	Hungary	4°
Ukrsotsbank (1)	Ukraine	4°
UPI Banka	Bosnia	5°
BIA	Albania	5°
Banka Koper	Slovenia	6°
KMB	Russian Federation	n.r.
SPIMI Bank	Romania	n.r.

(1) In course of acquisition

The specialist international network to support corporate customers, in more than 30 countries, in particular the Mediterranean basin and the areas of greatest dynamism for Italian companies such as the USA, Russia, China and India, will be also strengthened.

* * *

The merger project guidelines envisage in particular:

1.          Registered office of the new company post merger will be in Turin, where the ordinary and extraordinary shareholders meetings will be held, and operational management in Turin in Milan.

2.          Exchange ratio of 3.115 ordinary shares of Banca Intesa for every ordinary share of Sanpaolo IMI (following conversion of the current 284,184,018 “azioni privilegiate”). Consequently, after the issue of 5,840,177,487 new Banca Intesa shares, the principal shareholders of the new Group will have the following holdings of ordinary shares:

Crédit Agricole	9.1%
Compagnia di San Paolo	7.0%
Generali	4.9%
Fondazione Cariplo	4.7%
Banco Santander Central Hispano	4.2%
Fondazione CR Padova e Rovigo	3.5%
Fondazione CR Bologna	2.7%
Gruppo Lombardo	2.5%
Fondazione Cariparma	2.2%
Caisse Nationale des Caisses d’Epargne	0.7%

3.          Pre-tax synergies are estimated at approximately 1.3 billion euro in 2009 - approximately 75% in costs, corresponding to approximately 9% of total costs, in line with recent mergers in the Italian banking system – without taking account of rationalization in branch networks in the country or disposals of business. The cost synergies will come in particular from:

•             IT systems

•             back-office

•             integration of central structures

•             centralized purchasing

•             renegotiation of outside contracts

•             rationalization of administrative costs

•             integration of product factories in the same areas of business.

Revenue synergies (approximately 2% of total revenues) are expected in particular from:

•             increase in commercial effectiveness from local roots to allow cross-selling and enhanced share of wallet and the number of clients with the greatest improvement in competitive position

•             increase in commercial effectiveness following enhanced critical mass, allowing  optimized pricing leverage thanks to economies of scale and scope

•             alignment to internal best practice, thanks to common factors in products, services, commercial approaches and instrumentation.

4.          preliminary one off pre-tax integration costs estimated at 1.5 billion euro.

5.          preliminary financial estimates of the new Group following synergies, to be confirmed by an Industrial Plan:

•             net income in 2009 of approximately 7 billion euro

•             average compound annual growth 2005-2009 net income equal to 13%, adjusted for main non-recurring items recorded by the two companies in 2005

•                  improvement in EPS 2009, thanks to the synergies,  of approximately 13%

•                  distribution of dividends of at least 60% of net income, with the possibility of returning excess capital to shareholders – also in the light of strong expected value creation – notwithstanding a strong capital base and considerable investments in innovation and human capital

•    maintenance of high asset quality, proper of both companies.

6.          corporate governance: to ensure operational clarity and continuity, the Boards of Directors of the two Banks will propose to Shareholders that the Chairman of the Supervisory Board be Giovanni Bazoli, the Chairman of the Management Board Enrico Salza, Managing Director and Executive Director Corrado Passera and, two General Managers, with Pietro Modiano as Deputy. The Boards of Directors of the two Banks will also propose the participation of Alfonso Iozzo to the Boards.

7.          the organizational model will strengthen the concept of “Banca dei Territori”, with the exclusive attribution of certain areas to each brand, moreover the integration of the networks of Banca Intesa S.p.A. and Sanpaolo IMI S.p.A will be realized under a single brand, where local brands are not operating.

8.          the integration process is subject to necessary authorizations and will follow this provisional timetable:

•             September/mid-November 2006: industrial plan, approval by the Boards of Directors of the merger project, authorizations, presentation of the operation to the market

•             December 2006: Extraordinary Shareholders’ Meetings to approve the merger

•             end 2006/beginning 2007: launch of the new company.

9.  the decision approved today will not modify the process of Eurizon IPO.

* * *

The new Group will have the objective and responsibility to promote investments and innovation and contribute to the acceleration of growth and development of the companies in which it operates in all its components.

* * *

Sanpaolo IMI was advised by Citigroup as exclusive financial advisor, which made use of Studio Tosetto, Weigmann & Associati, as well as Freshfields Bruckhaus Deringer for legal advice.

IMPORTANT INFORMATION

In connection with the proposed business combination, the required information document will be sent to Commissione Nazionale per le Società e la Borsa (“CONSOB”) and, to the extent that the shares issued in connection with the proposed business combination will be required to be registered in the United States, a registration statement on Form F-4, which will include a prospectus, may be filed with the United States Securities and Exchange Commission (“SEC”).  If an exemption from the registration requirements of the U.S. Securities Act of 1933 (the “Securities Act”) is available, the shares issued in connection with the proposed business combination will be made available within the United Sates pursuant to such exemption and not pursuant to an effective registration statement on Form F-4.  Investors are strongly advised to read the documents that will be sent to CONSOB, the registration statement and prospectus, if and when available, and any other relevant documents sent to CONSOB and/or the SEC, as well as any amendments or supplements to those documents, because they will contain important information.  If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities, nor shall there be any purchase, sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.  The distribution of this communication may, in some countries, be restricted by law or regulation.  Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.  To the fullest extent permitted by applicable law, the companies involved in the proposed business combination disclaim any responsibility or liability for the violation of such restrictions by any person.

The shares to be issued in connection with the proposed business combination may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. and their combined businesses after completion of the proposed business combination.  Forward-looking statements are statements that are not historical facts.  These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.  Although the managements of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  These risks and uncertainties include those discussed or identified in the public documents sent by Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. to CONSOB and under “Risk Factors” in the annual report on Form 20-F for the year ended December 31, 2005 filed by Sanpaolo IMI S.p.A. with the SEC on June 29, 2006.  Except as required by applicable law, neither Sanpaolo IMI S.p.A. nor Banca Intesa S.p.A. undertakes any obligation to update any forward-looking information or statements.

SANPAOLO IMI
(www.grupposanpaoloimi.com)
RELAZIONI ESTERNE	INVESTOR RELATIONS
Tel. 011/555.7747	Tel. 011/555.2593
Fax 011/555.6489	Fax 011/555.2737
e-mail: infomedia@sanpaoloimi.com	e-mail: investor.relations@sanpaoloimi.com

PRESS RELEASE

BANCA INTESA APPROVES THE GUIDELINES OF THE MERGER PROJECT WITH SANPAOLO IMI

•             The new Group will be positioned among the top banking groups in the Euro Zone already before-synergies

•             The new Group will be the undisputed leader in Italy, with an average market share of around 20% in all segments

•             The new Group’s network, with over 6,000 branches in Italy, will be capillary and well-balanced throughout the territory with market shares exceeding 15% in most regions

•             Legal Headquarters will be in Turin. Operating Headquarters in Milan and Turin

•             Exchange ratio of 3.115 Banca Intesa new ordinary shares for each Sanpaolo IMI ordinary and privileged share

•             Estimated fully phased-in pre-tax synergies of around €1.3 billion in 2009

•             Pre-tax one-off integration costs estimated at around €1.5 billion

•             Preliminary estimates of financial indicators of the new Group after synergies:

•             net income 2009 around €7 billion

•             net income CAGR in 2005-2009 equal to around 13% (adjusted for the non-recurring items registered in 2005)

•             EPS improvement in 2009 following the synergies equal to around 13%

•             pay-out equal to at least 60% of net income

•             Corporate Governance structure grounded on the Supervisory Board and the Management Board

•             Organisational model to reinforce the “Banca dei Territori” pattern; integration of the Banca Intesa S.p.A. and Sanpaolo IMI S.p.A. networks with the adoption of a single brand where not present through local brands

Milano, 26th August 2006 – The Board of Directors of Banca Intesa, which met today under the chairmanship of Giovanni Bazoli, approved the guidelines of the merger project with Sanpaolo IMI.

The Group resulting from the merger will be positioned among the leading European banking groups and able to compete in the financial service sector at a supranational level through a domestic strengthening process bearing unique features.

Before synergies, the new Group will be positioned among the top banking groups in the Euro Zone with a market capitalisation of above €65 billion and be the undisputed leader in Italy with more than 13 million customers and an average market share of around 20% in all segments, retail, corporate and wealth management, in line with the leading banks in the main European countries.

Based on the two companies’ results for 2005 and the combination of the their market shares, the new Group would rank first in Italy in many segments:

Banca Intesa + Sanpaolo IMI

	market share	ranking

Customer deposits	22.1%	1st
Loans to customers	21.8%	1st

Retail
Asset Management	32.4%	1st
Bancassurance	30.4%	1st
Private banking	27.6%	1st
Mortgages	23.8%	1st
Consumer Credit	16.1%	1st

Corporate
IPO	29.8%	1st
Foreign trade settlements	25.4%	1st
Factoring	25.3%	1st
Syndicated loans	10.1%	1st
Brokerage (equity trading)	8.1%	1st

Moreover, the new Group will be the Italian leader in the public and infrastructure finance sector.

The new Group’s domestic network of over 6.000 branches will be capillary and well-balanced throughout the territory with market shares above 15% in 15 regions and below 5% only in 7 provinces. The rationalisation of the presence on the territory may entail a reduction of up to around 10% of the total number of branches.

2

A leadership presence in all the Italian regions, therefore, with the following market shares in terms of branches:

Banca Intesa + Sanpaolo IMI

	market share	ranking

North-West	23.6%	1st
North-East	19.0%	1st
Centre	13.9%	1st
South & Islands	20.2%	1st

Italy	19.5%	1st

Over 60% of the branches are in the North of the country.

The new Group will also enjoy a significant presence in Central-Eastern Europe with the network of around 1,400 branches and 6 million customers (taking into account the acquisitions under way) of its banking subsidiaries operating in the retail and commercial banking activities:

company	country	ranking

PBZ	Croatia	2nd
VUB	Slovakia	2nd
Banca Intesa Beograd and Panonska (1)	Serbia	2nd
CIB and IEB	Hungary	4th
Ukrsotsbank (1)	Ukraine	4th
UPI Banka	Bosnia	5th
BIA	Albania	5th
Banka Koper	Slovenia	6th
KMB	Russian Federation(2)	n.m.
SPIMI Bank	Romania	n.m.

(1) Acquisition under way

(2) In this country Zao Banca Intesa is present, set up in 2003, the only Italian banking subsidiary licensed to operate in Russia, active in the corporate banking.

Moreover, the international network specialised in support of corporates will be strengthened and be present in over 30 countries, in particular the Mediterranean area and those areas where Italian enterprises are most active, such as the United States, Russia, China and India.

* * *

3

The guidelines of the merger project set forth, in particular, the following:

1.          legal Headquarters after the merger in Turin, where therefore ordinary and extraordinary Shareholders’ Meetings will be held, and operating Headquarters in Milan and Turin;

2.          exchange rate of 3.115 Banca Intesa new ordinary shares for each Sanpaolo IMI ordinary share after the conversion of the current 284,184,018 privileged shares of the latter. Consequently, after the issue of 5,840,177,487 Banca Intesa new ordinary shares, the new Group’s main shareholders should own the following ordinary share capital stakes:

Crédit Agricole	9.1%
Compagnia di San Paolo	7.0%
Generali	4.9%
Fondazione Cariplo	4.7%
Banco Santander Central Hispano	4.2%
Fondazione CR Padova e Rovigo	3.5%
Fondazione CR Bologna	2.7%
“Gruppo Lombardo”	2.5%
Fondazione Cariparma	2.2%
Caisse Nationale des Caisses d’Epargne	0.7%

3.          estimated fully phased-in pre-tax preliminary synergies of around €1.3 billion in 2009 of which around 75% from cost synergies, corresponding to around 9% of the combined costs, in line with the recent merger operations in the Italian banking system, without taking into account rationalisation of the presence on the territory and/or asset disposals. Cost synergies are expected in particular from:

•             unification of IT systems,

•             unification of back-office structures,

•             integration of central functions,

•             centralisation of purchase functions,

•             external contract renegotiation,

•             rationalisation of administrative expenses,

•             integration/merger of product companies operating in the same business areas.

Revenue synergies (around 2% of combined revenues) are expected in particular from:

•             commercial effectiveness increase following the deeper entrenchment in the territory which will enable to maximise cross-selling and increase the share of wallet and number of customers in the provinces where competitiveness will improve most,

•             commercial effectiveness increase due to the enlarged critical mass which will enable to optimise the pricing lever thanks to economies of scale and scope,

•             alignment of the new Group to internal best practices thanks to sharing of products, services, commercial approaches and support systems;

4. one-off pre-tax preliminary estimated integration costs of around €1.5billion;

4

5.          preliminary estimates of financial indicators of the new Group after synergies, to be confirmed in the light of the drawing up of a Business Plan:

•             net income 2009 at around €7 billion,

•             CAGR net income 2005-2009 equal to around 13%, adjusted for the main non-recurring items registered by the two entities in 2005,

•             EPS improvement in 2009 following the synergies equal to around 13%,

•             pay-out equal to at least 60% of net income, with possibility to return excess capital to shareholders - also in the light of the above-mentioned expected strong value creation - notwithstanding the high level of capitalisation and a massive plan of investments in innovation and human capital,

•             maintaining the high asset quality characterising the two entities;

6.          corporate governance: with the aim of ensuring clarity and operating continuity the Boards of Directors of the two banks will propose to the shareholders the following appointments: Giovanni Bazoli as chairman of the Supervisory Board, Enrico Salza as chairman of the Management Board, Corrado Passera as Managing Director and CEO, and Pietro Modiano, one of the two General Managers to be nominated, as Deputy to the Managing Director. Moreover, the Boards of Directors of the two banks will propose for Alfonso Iozzo the most appropriate participation in the Boards;

7.          organisational model which will reinforce the “Banca dei Territori” pattern, with the attribution of a specific territory to each brand on an exclusivity basis; moreover, the Banca Intesa S.p.A. and Sanpaolo IMI S.p.A. networks will be integrated with the adoption of a single brand where local brands are not present;

8.          merger process, subject to necessary approvals, should take place according to the following previsional calendar:

•             September/ mid November 2006: elaboration of the merger plan, approval by the Boards of Directors of the merger documentation, authorities’ approval, presentation of the operation to the market,

•             December 2006: Extraordinary Shareholders’ Meetings for the merger approval,

•             end of 2006/beginning of 2007: the new company is set up.

* * *

The new Group will have the objective and responsibility of promoting investments and innovation and contributing to the acceleration of growth and development of the societies where it operates, in all their components.

* * *

Banca Intesa is being advised by Banca Leonardo and Merrill Lynch for the technical and financial aspects and by Studio Pedersoli e Associati for legal matters.

Investor Relations	Media Relations
+39.02.87943180	+39.02.87963531
investorelations@bancaintesa.it	stampa@bancaintesa.it

www.bancaintesa.it

5

IMPORTANT INFORMATION

In connection with the proposed business combination, the required information document will be sent to Commissione Nazionale per le Società e la Borsa (“CONSOB”) and, to the extent that the shares issued in connection with the proposed business combination will be required to be registered in the United States, a registration statement on Form F-4, which will include a prospectus, may be filed with the United States Securities and Exchange Commission (“SEC”). If an exemption from the registration requirements of the U.S. Securities Act of 1933 (the “Securities Act”) is available, the shares issued in connection with the proposed business combination will be made available within the United Sates pursuant to such exemption and not pursuant to an effective registration statement on Form F-4. Investors are strongly advised to read the documents that will be sent to CONSOB, the registration statement and prospectus, if and when available, and any other relevant documents sent to CONSOB and/or the SEC, as well as any amendments or supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities, nor shall there be any purchase, sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed business combination disclaim any responsibility or liability for the violation of such restrictions by any person.

The shares to be issued in connection with the proposed business combination may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. to CONSOB and under “Risk Factors” in the annual report on Form 20-F for the year ended December 31, 2005 filed by Sanpaolo IMI S.p.A. with the SEC on June 29, 2006. Except as required by applicable law, neither Sanpaolo IMI S.p.A. nor Banca Intesa S.p.A. undertakes any obligation to update any forward-looking information or statements.

6

26 August 2006 Italian Leader with European Dimension Setting the New Benchmark for Value Creation

Disclaimer IMPORTANT INFORMATION In connection with the proposed business combination, the required information document will be sent to Commissione Nazionale per le Società e la Borsa (“CONSOB”) and, to the extent that the shares issued in connection with the proposed business combination will be required to be registered in the United States, a registration statement on Form F-4, which will include a prospectus, may be filed with the United States Securities and Exchange Commission (“SEC”). If an exemption from the registration requirements of the U.S. Securities Act of 1933 (the “Securities Act”) is available, the shares issued in connection with the proposed business combination will be made available within the United Sates pursuant to such exemption and not pursuant to an effective registration statement on Form F-4. Investors are strongly advised to read the documents that will be sent to CONSOB, the registration statement and prospectus, if and when available, and any other relevant documents sent to CONSOB and/or the SEC, as well as any amendments or supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent. This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities, nor shall there be any purchase, sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed business combination disclaim any responsibility or liability for the violation of such restrictions by any person. The shares to be issued in connection with the proposed business combination may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration. FORWARD-LOOKING STATEMENTS This communication contains forward-looking information and statements about Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. to CONSOB and under “Risk Factors” in the annual report on Form 20-F for the year ended December 31, 2005 filed by Sanpaolo IMI S.p.A. with the SEC on June 29, 2006. Except as required by applicable law, neither Sanpaolo IMI S.p.A. nor Banca Intesa S.p.A. undertakes any obligation to update any forward-looking information or statements.

Agenda 1. Transaction Summary 2. Industrial Rationale 3. Value Creation 4. Organisational Model and Corporate Governance

Solid Transaction Rationale: Creation of an Undisputed Italian Leader with European Dimension

The Italian Leader	▪ Undisputed leader in all segments with market share of ~22% in customers loans and deposits, twice the number two player ▪ High incidence of Italian retail representing ~60% of combined revenues ▪ Clear leadership in most attractive products ▪ Strong capital base and best in-class asset quality
Unique Customer Reach	▪ Most extensive network in Italy: over 6,100 branches, ~20% market share and ~13 million clients ▪ Deep and well-balanced presence (market share >15% in 15 regions and <5% only in 7 provinces), focus on the wealthiest areas of the country (63% branches located in Northern Italy) ▪ Strong reinforcement of territory coverage: market share above 20% in 40 provinces out of 103 vs. 9 and 11 pre-combination for Intesa and SPIMI respectively
Complementary Presence in CEE	▪ Complementary presence in CEE reaching over ~6 million clients in 10 countries through ~1,400 branches[1]

Unique positioning allowing to deliver significant in-market synergies and superior sustainable results

(1) Including Ukrsotsbank in Ukraine and Panonska in Serbia (acquisitions underway)

4

Banca Intesa GRUPPO SANPAOLO IMI

Attractive Financial Proposition

Value Creation	▪ €1.3bn fully phased-in pre-tax preliminary estimated synergies in 2009 ▪ ~75% cost synergies, equivalent to ~9% of combined cost base ▪ ~25% revenue synergies, equivalent to ~2% of combined revenue base ▪ One-off integration costs conservatively estimated at €1.5bn
Attractive Financial Proposition	▪ High dividend policy: payout in excess of 60% while maintaining a sound capital base ▪ Possibility to return excess capital to shareholders ▪ Transaction EPS accretive for both Intesa and SPIMI shareholders

Banca Intesa 5 GRUPPO SANPAOLO IMI

Key Terms and Clear Corporate Governance

Key Terms and Conditions	▪ Friendly transaction to be implemented via a merger of equals ▪ 3.115 new Intesa ordinary shares for each SPIMI ordinary / privileged share ▪ Combined market capitalisation of ~€65bn(1) ▪ Conditions: subject to regulatory, Boards and EGM approvals

Clear Corporate Governance	▪ Legal HQ in Turin, operating HQs in Milan and in Turin
	▪ Innovative corporate governance proposition with Dualistic Model:
	  ▪ Supervisory Board - strategic decisions such as M&A and capital actions
	  ▪ Management Board - ordinary administration of the Group
	▪ Well-defined allocation of responsibilities
	  ▪ 1 Chairman at Supervisory Board level (Giovanni Bazoli) and 1 Chairman at Management Board level (Enrico Salza)
	  ▪ Empowered CEO: Corrado Passera, part of the Management Board
	  ▪ 2 general managers. One of them, Pietro Modiano, deputy to the CEO

Organisational Model	▪ Reinforcement the "Banca dei Territori" concept: strong ties to local markets fully leveraging on the value of local brands attributing a specific territory to each brand on an exclusivity basis ▪ Adoption of a single national brand for Intesa S.p.A. and SPIMI S.p.A. branch networks

(1) Based on share prices as of 25 August 2006

6

Banca Intesa

GRUPPO SANPAOLO IMI

Transaction Milestones Timetable is indicative only and could change depending on legal and regulatory considerations 26 August 2006 n Announcement of Transaction by respective Boards September/Mid November 2006 n Relevant authorities approvals n Antitrust n Bank of Italy n ISVAP n Elaboration of the Merger Project n Intesa and SPIMI Boards to approve Merger Documentation (“Progetto di Fusione”) n Calling of Intesa and SPIMI Shareholders’ Meetings n Presentation to the market of the Merger Project (End October/Mid November) December 2006 n Respective Shareholders’ Meetings to approve Merger Documentation (“Progetto di F usione”)

Agenda 1. Transaction Summary 2. Industrial Rationale 3. Value Creation 4. Organisational Model and Corporate Governance

Foreign Trade Settlements The Italian Leader 1 1 1 1 1 1 1 2 1 1 Market Share Segment Ranking (#) / vs. Second Player Loans to Customers Consumer Credit Mortgages Asset Management Bancassurance Customer Deposits Private Banking Leasing Factoring Source: 2005 Annual Reports, Bank of Italy, UIC, IAMA, Assilea, Assifact, Assogestioni, Assofin, Ass. Italiana Private Banking and Thomson Financial. All data as of December 2005 except asset management (June 2006) Note: Market shares based on the following metrics: for mortgages, consumer credit and leasing new business; for asset management, OICR funds; for bancassurance, life gross written premiums; for private banking, total assets’ clients; for factoring, cumulated turnover; for foreign trade settlements, total value of payments; for brokerage, trading volumes in cash segment (1) Including Agos Itafinco (2) For leasing market share difference calculated vs. first player +11.2pp +11.7pp +6.8pp +4.8pp +17.3pp +17.7pp +10.8pp -0.7pp +9.5pp +14.4pp Retail and Private Corporate Intesa SPIMI (1) (2) 1 +2.4pp Brokerage (Equity Trading) 10.0% 10.0% 8.9% 4.6% 18.1% 13.8% 14.2% 6.6% 2.6% 7.1% 16.6% 15.1% 25.0% 13.5% 14.3% 11.5% 12.1% 5.5% 11.8% 14.9% 10.3% 0.3% 21.8% 22.1% 23.8% 16.1% 32.4% 30.4% 27.6% 13.7% 25.3% 25.4% 8.1%

Rank Unique Customer Reach, Particularly in Wealthiest Areas Distribution of Branches by Geography 5-10% 10-15% >20% 34 663 172 1,406 83 758 286 481 126 176 132 434 122 23 284 21% 521 33 14% 90 17% 194 11% 116 17% Intesa: 2,962 SPIMI: 3,172 Total: 6,134 Combined Market Share: ~20% 35% 26% 23% 23% 9% 31% 15% 5% 17% 33% 24% 19% 16% 16% 18% Market Share and Positioning of the Combined #1 #1 #1 #1 #1 Northern Italy, where 63% of branches of the combined entity are located, accounting for 45% of Italy’s GDP(1) 15-20% Source: Bank of Italy. Data as of December 2005 (1) Source: Bank of Italy regional accounting reports as of May 2006 based on 2004 data North-East South & Islands North-West Centre 26% 37% 16% 21% 23.6% 19.0% 13.9% 20.2% 19.5% North-West North-East Centre South & Islands Italy

Strong Complementarity and Strengthening of Networks

Capillar Presence Covering More than 80% of the Country Wealth


Market Share
Number of Provinces
Country Breakdown by GDP(1)
Intesa
SPIMI
Intesa + SPIMI
103
103
103
100%
> 20%
15 - 20%
10 - 15%
< 10%
9
7
15
72
11
12
21
59
40
21
20
22
45%
24%
14%
17%

N. of Provinces by Type of Strategic Impact

- Market share will significantly increase in 16 provinces, trespassing 10% threshold and will further strengthen in 42 provinces where Intesa or SPIMI already have more than 10% market share


% on Total
16%
41%
44%
Number of Provinces
16
42
45
"Critical Market Share Level Trespassed"(2)
Strong Consolidation(3)
Stable Positioning(4)

"Banca dei Territori" organisational model with strong brands will help to maximize local reach

Source: Istat, Bank of Italy. Data as of December 2005
(1) Calculated on the basis of GDP per province
(2) Including provinces where: (i) combined entity market share between 10% and 30%; (ii) market share before merger of stronger bank (between Intesa and SPIMI) <10%; (iii) increase >25% in the market share vs. the previous market share of the stronger bank
(3) Including provinces, not included in the previous group, where: (i) increase >25% in the market share vs. the previous market share of the stronger bank and (ii) combined entity market share between 10% and 50%
(4) Provinces where neither conditions listed in (2) nor in (3) are satisfied

11
Banca Intesa GRUPPO SANPAOLO IMI

Complementary Presence in CEE Russia n.m. / 0.3% Ukraine #4 / 5.3% Combined Presence in CEE Good complementarity, with presence in 10 countries, total assets of over €25bn and ~1,400 branches(1) Slovakia #2 / 19.0% Slovenia #6 / 5.8% Hungary #4 / 8.9% Bosnia #5 / 4.1% Croatia #2 / 18.1% Romania n.m. / 0.9% Serbia #2 / 12.6% Albania #5 / 4.8% Source: Annual reports, public information. Market shares and rankings calculated on total assets (1): Including Ukrsotsbank in Ukraine and Panonska in Serbia (acquisitions underway) Both Banks SPIMI Intesa Sabadell Bankinter Nordea CS UBS KBC ING ABN Fortis Dexia Danske CBK DB StCh Lloyds HBS Barclays HSBC CA SG BNPP MPS Capitalia Spain Italy UniCredit BPI BES BCP Popular BBVA SAN 8x 9x 10x 11x 12x 13x 14x 15x 16x 17x 18x 0 10 20 30 40 50 60 70 80 90 100 170 Sabadell Bankinter Nordea CS UBS KBC ING ABN Fortis Dexia Danske CBK DB StCh Lloyds HBS Barclays HSBC CA SG BNPP MPS Capitalia Spain Italy UniCredit BPI BES BCP Popular BBVA SAN 8x 9x 10x 11x 12x 13x 14x 15x 16x 17x 18x 0 10 20 30 40 50 60 70 80 90 100 170

Leading European Player with Enhanced Strategic Options Market Capitalisation (€bn) Customer Loans (€bn) Source: FactSet. 2005 Annual Reports. Prices as of 25 August 2006 1 2 3 4 6 Rank Eurozone The combined entity will be positioned amongst top 5 banks throughout Eurozone 5 12 14 1 2 5 6 7 3 4 12 14 Rank Eurozone Sabadell Bankinter Nordea CS UBS KBC ING ABN Fortis Dexia Danske CBK DB StCh Lloyds HBS Barclays HSBC CA SG BNPP MPS Capitalia Spain Italy UniCredit BPI BES BCP Popular BBVA SAN 8x 9x 10x 11x 12x 13x 14x 15x 16x 17x 18x 0 10 20 30 40 50 60 70 80 90 100 170 76.8 92.0 52.2 83.0 75.1 65.0 62.6 56.1 55.0 34.9 30.1 63.7 59.4 UBS RBS BNPP SAN Intesa+SPIMI UCI Barclays BBVA HBOS SG CS Intesa SPIMI 607.2 500.3 435.8 426.6 391.4 380.2 309 301.2 254.6 249.6 216.8 169.5 139.5 RBS HBOS SAN UCI Barclays ABN Intesa+SPIMI BNPP Lloyds SG BBVA Intesa SPIMI Sabadell Bankinter Nordea CS UBS KBC ING ABN Fortis Dexia Danske CBK DB StCh Lloyds HBS Barclays HSBC CA SG BNPP MPS Capitalia Spain Italy UniCredit BPI BES BCP Popular BBVA SAN 8x 9x 10x 11x 12x 13x 14x 15x 16x 17x 18x 0 10 20 30 40 50 60 70 80 90 100 170

Agenda 1. Transaction Summary 2. Industrial Rationale 3. Value Creation 4. Organisational Model and Corporate Governance

RBS+ Natwest Expected Synergies (€1.3bn in 2009) Achievable Given Proven Track-Record in Integration and Transaction Characteristics (Domestic MOE) Source: Newsrun, Annual reports, Websites (1) Includes domestic and European transactions involving banks with similar sizes: BP Verona+BP Novara, Intesa+Comit, CAER+Casse Venete, Credito Italiano+Unicredito, Cariplo+BAV, BCP+BPI, DnB+Gjensidige, CA+CL, Halifax+BoS, DnB Bank+Real Danmark, RBS+Natwest, BBV+Argentaria, Santander+BCH, Vereinsbank+Hypobank, Bank Austria+Creditanstalt Precedent M&A Transactions for Similar Sized Banks Announced Pre-Tax Cost Synergies / Combined Costs Announced Pre-Tax Revenue Synergies / Combined Revenues Credito Italiano+ Unicredito Credito Ital. +Unicredito RBS+ Natwest Santander+ BCH BCP+ BPI Total Sector Average(1) Intesa+ SPIMI Credito Ital. + Unicredito Santander+ BCH BCP+ BPI Total Sector Average(1) Intesa+ SPIMI €1.3bn Expected Pre-Tax Synergies Cost Synergies Total from 2009 Santander+BCH Credito Italiano+ Unicredit BCP+BPI RBS+NatWest Total Average Intesa+SPIMI n.a. 2.2% 1.5% n.a 6.4% 1.9% ~25% ~75% Cost Synergies Revenue Synergies Total from 2009 ~265 ~530 ~310 ~360 ~95 Funzioni centrali e di supporto (incl. Fabbriche Prodotto) Spese Amministrative Incremento efficacia commerciale Allineamento best practice Cannibalizzazione Large Corporate Totale Santander+BCH Credito Italiano+ Unicredito BCP+BPI RBS+NatWest Total Average Intesa+SPIMI 10.3% 16.9% 9.2% 9.7% 9.6% 12.3% ~265 ~530 ~310 ~360 ~95 Funzioni centrali e di supporto (incl. Fabbriche Prodotto) Spese Amministrative Incremento efficacia commerciale Allineamento best practice Cannibalizzazione Large Corporate Totale

Cost Synergies: Key Actions (Examples) IT n Unification of IT systems n Rationalisation of hardware and software management and telecommunication systems n Rationalisation of info providers n … Back-Office and Support Structures n Integration of back-office structures at centralized and local level n Alignment to best practice Central Functions n Integration and rationalisation Administrative Expenses n Unification of purchase functions n Contract renegotiation n Economies of scale Product Compa nies n Integration of product companies operating in the same business

Revenue Synergies: Key Actions (Examples) Already assumed revenue attrition due to diversification of debt exposure by corporate customers Commercial Effectiveness Increase n Strengthened market shares per province leading to an increase of cross-selling and share-of-wallet n Improved pricing competitiveness Best Practice Alignment n Alignment to internal best practice in terms of productivity and/or margins thanks to product sharing , IT, commercial approach

Further Unquantified Synergies (Examples) Rationalisation of branch network Rationalisation of securities services management functions Improvement in operating and credit risk management Improvement in access to capital markets Scope synergies in product innovation

Restructuring Charges (Examples) Investments to increase efficiency of operating, governance and control structures, which will be unified following the integration Branch network rebranding Unification of IT systems Training of employees operating in ICT/technology area Training of commercial personnel to share best distribution practices throughout the group Increasing investments in human resources, products development and innovation Restructuring Charges Preliminarily Estimated at €1.5bn

Preliminary Net Income

	Pro-Forma 2005 (Net Income adjusted for main extraordinary items)	Pro-Forma 2009E (based on previous year analyst consensus growth assumptions including preliminary estimated synergies)	CAGR '05A-'09E
Net Income	€4.3bn	~€7bn	~13%

- *EPS accretive including synergies for both Intesa and SPIMI shareholders*
- *2009E EPS accretion to the combined entity of ~13%*
- *High dividend pay-out policy (60%) while keeping sound capital base*
- *Possibility to return to shareholders excess capital*

Banca Intesa 20 GRUPPO SANPAOLO IMI

Agenda 1. Transaction Summary 2. Industrial Rationale 3. Value Creation 4. Organisational Model and Corporate Governance

Domestic Commercial Banking Corporate & Investment Banking Public Authorities & Infrastructures International Commercial Banking Divisional Model With Clearly Identified Business Areas +

Combined Shareholders Base Well diversified reference shareholders’ base, holding in total 41% of capital Large free-float, amounting approximately to 59% Combined entity would benefit from a higher weighting in key domestic and international indices, compared to Intesa and SPIMI stand-alone Combined Shareholders’ Base Source: Company data. Combined calculated including conversion of SPIMI preferred shares and excluding Intesa saving shares. Including only shareholders from respective shareholders’ agreements. (1) For Generali, taking into account also 2.1% stake on total capital of SPIMI (1) Caisse Nationale des Caisses d’Erpagne, 0.7% Crédit Agricole, 9.1% Other / Free Float, 58.7% Fond. CR Padova e Rovigo, 3.5% Santander, 4.2% Fond. Cariplo, 4.7% Generali, 4.9% Compagnia San Paolo , 7.0% Fond. CR Bologna, 2.7% Fond. Cariparma, 2.2% Gruppo “Lombardo”, 2.5% Groupe Caisse d’Epargne, 0.7%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ James Ball
Name: James Ball
Title: Head of International Strategy, London Branch

Date: August 26, 2006